UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 001-32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information set forth in this report on Form 6-K into its registration statements on Form S-8 (File No. 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849) and Form S-8 (File No. 333-191416).

Other Events

At an Extraordinary General Meeting (the “EGM”) held on March 9, 2015, the resolution set forth in the notice of the EGM dated February 3, 2015, authorizing the purchase by the Company of American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, effective from April 1, 2015 and up to and including March 31, 2016, subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased (the “Repurchase Plan”), was duly approved and passed by the shareholders of the Company.

Pursuant to the Repurchase Plan, the Company is generally and unconditionally authorized to:

(a)	make market purchases of ADSs, provided that:

(i)	the maximum number of ADSs authorized to be purchased is 1.1 million;

(ii)	the minimum price, exclusive of any expenses, which may be paid for an ADS is US$10; and

(iii)	the maximum price, exclusive of any expenses, which may be paid for an ADS shall be US$30; and

(b)	hold as treasury shares any ordinary shares of the Company purchased pursuant to a purchase of ADSs meeting the conditions described in paragraph (a) above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: March 9, 2015	By:	/s/ Sanjay Puria

	Name:	Sanjay Puria
	Title:	Group Chief Financial Officer